CHINA ENERGY CORPORATION

6130 Elton Avenue, Las Vegas, Nevada 89107 Tel: 1-702- 216-0472

January 19, 2007

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Jennifer Hardy Dear Ms. Hardy:

Re:	China Energy Corporation (the “Company”)
Form SB-2 Amendment No. 6 filed January 18, 2007 (the “Registration
Statement”)
Commission File No. 333-128608

We refer to our letter to you of even date wherein we request that the Registration Statement be declared effective.

With respect to our request, we acknowledge that:

·	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, China Energy Corporation /s/ “WenXiang Ding ” WenXiang Ding President